SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INNOTRAC CORPORATION

(Name of Subject Company)

INNOTRAC CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share	45767M109
(Titles of classes of securities)	(CUSIP number of class of securities)

Stephen G. Keaveney Chief Financial Officer and Secretary Innotrac Corporation 6465 East Johns Crossing Johns Creek, GA 30097
(678) 584-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

David A. Stockton, Esq. Kilpatrick Townsend & Stockton LLP 1100 Peachtree St., Suite 2800 Atlanta, GA 30309 (404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013, and the Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14-9, filed with the SEC on December 5, 2013 (as amended or supplemented from time to time, the “Statement”) by Innotrac Corporation, a Georgia corporation (the “Company”). The Statement relates to the tender offer by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”), and its direct owner, Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed with the SEC by Purchaser, Parent, and certain other affiliates, on December 4, 2013. The Schedule TO relates to Purchaser’s offer to purchase all of the outstanding shares of the Company’s Common Stock at a purchase price of $8.20 per share, in cash, subject to required withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer to Purchase and Letter of Transmittal are annexed to and filed with the Schedule TO.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following information set forth below at the end of such Item 8 under a new heading entitled “Certain Litigation Related to the Offer”:

“On December 6, 2013, a putative class action challenging the transaction contemplated by the Merger Agreement was filed in the Superior Court of Fulton County for the State of Georgia by a single purported shareholder of the Company. The lawsuit is captioned “David Feld v. Scott D. Dorfman, et al.”, Civil Action No. 2013-CV-239976. The action names as defendants the individual directors of the Company, the Company, Parent, Purchaser and Sterling. In the action, the plaintiff alleges generally that the members of the Company’s board of directors breached their fiduciary duties in connection with the transaction by, among other things, (1) carrying out a defective sales process that resulted in an unfair price to shareholders, (2) creating a coercive buyout structure that discourages shareholders from seeking appraisal and coerces them to tender their shares into the Offer and (3) failing to disclose material facts to shareholders. The plaintiff further alleges that Mr. Dorfman, Purchaser, Parent and Sterling aided and abetted those alleged breaches of fiduciary duty. The plaintiff seeks, among other things, a declaration that the action is maintainable as a class action, injunctive relief enjoining the defendants from taking any steps to consummate the proposed transaction, an accounting of all damages suffered as a result of the alleged wrongs, rescission of the proposed transaction to the extent it is consummated, and attorneys’ and other fees, costs, expenses and disbursements of the action.

The defendants believe the claims asserted in the lawsuit are without merit and intend to vigorously defend against them.”

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following paragraph to the end of the section entitled “Regulatory Approvals--Antitrust”:

“On December 6, 2013, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2013

INNOTRAC CORPORATION

By:	/s/ Stephen G. Keaveney
Name: Title:	Stephen G. Keaveney Chief Financial Officer and Secretary